SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2005

V. I. TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-24241	11-3238476
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

134 Coolidge Avenue

Watertown, Massachusetts 02472

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (617) 926-1551

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On March 9, 2005, V.I. Technologies, Inc. (“Vitex” or “the Company”) announced the filing of a registration statement for a proposed rights offering of its common stock with a maximum value of approximately $5.5 million through the distribution of subscription rights to all of its shareholders of record as of March 9. Under the terms of the rights offering, record date shareholders will receive 0.8 subscription rights for each share of common stock which they own as of the record date, thereby entitling them collectively to purchase up to a maximum of 27.5 million shares of Vitex stock. The exercise price will be $0.20 per share, the same pricing as in the $20 million private placement announced in December, which also included warrants and which is expected to close concurrently with the Company’s merger with Panacos Pharmaceuticals. The rights offering is also conditioned on the closing of the merger with Panacos Pharmaceuticals.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits:

99.1	Press Release of V.I. Technologies, Inc. dated March 9, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

V. I. TECHNOLOGIES, INC.
Dated: March 9, 2005
	By:	/S/ John R. Barr
John R. Barr,
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of V.I. Technologies, Inc. dated March 9, 2005.